Exhibit 99.1

ASX/Media Release

Immutep Secures Third United States Patent for Eftilagimod Alpha

in Combination with a PD-1 Pathway Inhibitor

SYDNEY, AUSTRALIA – 27 June 2023 – Immutep Limited (ASX: IMM; NASDAQ: IMMP), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announced the grant of a new patent (number 11,684,654) entitled “Combined Preparations for the Treatment of Cancer or Infection” by the United States Patent Office.

This United States patent was filed as a second divisional application and follows the grant of the United States parent patent and first divisional patent announced in December 2020 and March 2021, respectively.

The claims of the new patent build on the protection provided by the two previously granted patents, and are directed to methods of treating cancer by administering Immutep‘s lead active immunotherapy candidate eftilagimod alpha (“efti”) and a PD-1 pathway inhibitor, specifically BMS-936559, durvalumab, atezolizumab or avelumab. The expiry date of the patent is 15 November 2036 (including 312 days of patent term adjustment).

“We continue to build our patent estate around lead candidate efti, which is a unique biomolecule and shows great promise in being able to ultimately help diverse sets of cancer patients, including those with more complex needs. Here we add another key US patent which is closely aligned with our clinical development pipeline. These key patents support ongoing investment and allow us to confidently push forward across all of our business functions, including clinical, manufacturing, and business development,” said Marc Voigt, CEO of Immutep.

A continuation application and a further divisional application have been filed to pursue other embodiments of the invention.

About Eftilagimod Alpha (Efti)

Efti is Immutep’s proprietary soluble LAG-3 clinical stage candidate that is a first-in-class antigen presenting cell (APC) activator that stimulates both innate and adaptive immunity for the treatment of cancer. Efti binds to and activates antigen-presenting cells via MHC II molecules leading to expansion and proliferation of CD8+ (cytotoxic) T cells, CD4+ (helper) T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like IFN-g and CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy.

Efti has received Fast Track Designation in 1st line HNSCC and in 1st line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to market for patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 33, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889